CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SUN AMERICAN BANCORP
(a Delaware corporation)

Sun American Bancorp, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The following resolution setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring the proposed amendment to be advisable and in the best interest of the Corporation was duly adopted by unanimous written consent of the Board of Directors of the Corporation:

RESOLVED, that, the Board hereby proposes and declares it to be advisable and in the best interests of the Corporation to amend the Certificate of Incorporation of the Corporation by striking out the first sentence of Section 4 thereof in its entirety and by substituting in lieu thereof the following new first sentence:

“FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 25,000,000 shares, consisting of 20,000,000 shares of Common Stock, par value $.025 per share (the “Common Stock”), and 5,000,000 shares of Preferred Stock, par value $.01 per share, as more fully described below (the “Preferred Stock”).”

RESOLVED, upon the business day following the date the Corporation files a Certificate of Amendment to its Amended and Restated Certificate of Incorporation in accordance with the General Corporation Law of the State of Delaware (the “Effective Date”), each 2.5 shares of Common Stock issued and outstanding immediately prior to the Effective Date shall be, without any action of the holder thereof, automatically converted into one fully paid and nonassessable share of Common Stock.

RESOLVED, after the Effective Date, each holder of record of one or more certificates representing shares of the old Common Stock shall be entitled to receive one or more certificates representing the proportionate number of shares of new Common Stock on surrender of a stockholder’s old certificates for cancellation. If a stockholder shall be entitled to a number of new shares of Common Stock which is not a whole number, then the stockholder will be entitled to receive, in lieu of such fractional share, a cash payment in the amount equal to the fraction of a whole share that the stockholder otherwise would have received by virtue of the reverse stock split.

2. That a majority of stockholders of the Corporation have given their consent to the foregoing amendment at a special meeting of stockholders in accordance with applicable provisions of Section 211 of the General Corporation Law of the State of Delaware (the “DGCL”).

3. That the foregoing amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

4. That this Certificate of Amendment shall become effective upon its filing in the office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, Sun American Bancorp has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed this 17th day of May, 2007.

SUN AMERICAN BANCORP

By:      /s/ Michael Golden____________________
Name: Michael Golden
Title:    Chief Executive Officer and President